DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Laura K. Sirianni laura.sirianni@dlapiper.com T 919.786.2025 F 919.786.2200

November 19, 2010

VIA EDGAR

Ms. Sonia G. Barros

Special Counsel

Division of Corporation Finance

Securities & Exchange Commission

100 F. Street, NE, Mail Stop 3010

Washington, DC 20549

Re:                             Behringer Harvard Opportunity REIT II, Inc.
Post-Effective Amendment No. 7 to
Registration Statement on Form S-11
Filed October 6, 2010
File No. 333-140887

Dear Ms. Barros:

On behalf of our client, Behringer Harvard Opportunity REIT II, Inc. (the “Company”), we are writing to address the comment letter from the staff of the Commission’s Division of Corporation Finance to Gerald J. Reihsen, III, Executive Vice President of the Company, dated October 22, 2010, regarding the above-referenced filing.  For your convenience, we have reproduced the comment below, along with our response.

Supplement No. 7

Investment Activity After June 30. 2010. page 5

1.                                       Please provide the bases for the projected net operating income figures used in your calculation of the capitalization rates for the Archibald Business Center and Parrot’s Landing acquisitions.  If the bases for the projected figures included assumptions, please also provide the basis for such assumptions.

Response:  Projected net operating income for purposes of calculating the capitalization rates for the Company’s acquisitions of the Archibald Business Center and Parrot’s Landing was determined by taking total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time of acquisition and income that results from future leasing that is projected to occur during the first twelve months of ownership, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property and the Company’s plans and projections for operation of the property in the twelve months following acquisition. Estimated net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and non-property related general and administrative expenses.

We note for the Staff that estimated gross income is derived from the terms of in-place leases which the Company expects to remain in place in the twelve months following acquisition with the assumption that the leases represent contractual obligations of the property’s tenants and tenants will continue to honor their rental obligations.  In addition, the Company assumes that property and related expenses can be based on the property’s historical operations because management is not aware of any material factors which would cause the historical information not to be necessarily indicative of future operating results.

The Company intends to file a revised Supplement No. 7 in a Pre-Effective Amendment to its Post-Effective Amendment No. 7 to provide additional information regarding material acquisitions the Company has closed since filing Post-Effective Amendment No. 7 on October 6, 2010.  In this filing the Company will also include information regarding its basis for projected net operating income in its calculation of capitalization rates for Archibald Business Center and Parrot’s Landing, as well as its other recent acquisitions.  As an example of the Company’s proposed disclosure we have reproduced below the disclosure the Company will include regarding the calculation of the capitalization rate with respect to Archibald Business Center.

At acquisition, the capitalization rate for Archibald Business Center was 7.5%.  Capitalization rate is one method used to estimate the value of income producing properties.  Capitalization rates may be calculated in different ways.  We calculated the capitalization rate for Archibald Business Center by dividing the projected net operating income from the property in the first twelve months following the date of acquisition by the sum of its contract purchase price and any additional reserves to be funded with equity at closing.  Projected net operating income for purposes of calculating the capitalization rate is determined by taking total estimated gross income (rental income, tenant reimbursements, parking income and other property-related income) derived from the terms of in-place leases at the time of acquisition and income that results from future leasing that is projected to occur during the first twelve months of ownership, less property and related expenses (property operating and maintenance expenses, management fees, property insurance and real estate taxes) based on the operating history of the property and our plans and projections for operation of the property in the twelve months following acquisition. Estimated net operating income excludes other non-property income and expenses, interest expense from financings, depreciation and amortization and non-property related general and administrative expenses.

Very truly yours,

DLA Piper LLP (US)

/s/ Laura K. Sirianni
Laura K. Sirianni
Associate

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